Exhibit 21.1

Actuate Corporation Subsidiaries

Subsidiary Name	Jurisdiction of Incorporation
Actuate Australia Limited	Australia
Actuate Canada Corporation	Canada
Actuate Cayman Limited	Cayman Islands
Actuate Corporation PTE Limited	Singapore
Actuate France, S.A.	France
Actuate Germany GmbH	Germany
Actuate International SARL	Switzerland
Actuate International Corporation	State of Delaware, United States of America
Actuate Japan Co., Ltd.	Japan
Actuate Limited	Hong Kong
Actuate Software Company Ltd.	Peoples Republic of China
Actuate UK Ltd.	United Kingdom
Nimble Technology, Inc.	State of Delaware, United States of America